Exhibit 99.1

Perion Delivers Strong Results with 22% Year-Over-Year Increase in Revenue and 45% Growth in Adjusted EBITDA

Company raises annual guidance – focusing on profitability

Tel Aviv & New York – August 2, 2023 – Perion Network Ltd. (NASDAQ and TASE: PERI), a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search advertising, social media, display, video and CTV advertising – today reported its financial results for the second quarter ended June 30, 2023.

“Our business results demonstrate, once again, our consistent ability to outperform the industry. We accomplish that through focusing on profitability and margin expansion, driven by efficiency and innovation”, stated Tal Jacobson, Perion’s CEO. “Our growth in second-quarter revenue and adjusted EBITDA - up 22% and 45% respectively - highlights our ability to identify and seize lucrative market segments with agility. Our diversification strategy, powered by exceptional execution and investment in technology, has formed the foundation of a business model built for growth.”

Second Quarter 2023 Business Highlights

●	CTV revenue[1] increased by 104% year-over-year to $7.2 million, representing 7% of Display Advertising revenue compared to 4% last year

●	Retail Media[2] revenue increased by 63% year-over-year to $10.1 million, representing 10% of Display Advertising revenue compared to 8% last year

●	Video revenue increased by 14% year-over-year, representing 41% of Display Advertising revenue compared to 44% last year

●	The number of Average Daily Searches increased by 68% year-over-year to 28.6 million

●	The number of Search Advertising publishers increased by 28% year-over-year to 159

●	Revenue from Perion’s AI-based cookieless targeting solution, SORT®[2], grew by 84% year-over-year, representing 21% of Display Advertising revenue compared to 14% last year.

1  Starting this quarter, we changed our methodology for measuring our CTV activity. We moved from measuring CTV campaigns to measuring CTV channels. The CTV growth trend under both methodologies remains in the same trajectory. Under our updated methodology, revenue generated from CTV in the second quarter of 2022 was $3.5 million vs. $5.1 million under the previous methodology; and in the first quarter of 2023 $3.9 million vs. $6.2 million.
2  Retail Media and SORT® revenue include all media channels, such as, CTV, video and others

Second Quarter 2023 Financial Highlights1

In millions, except per share data	Three months ended			Six months ended
	June 30,			June 30,
	2023	2022	%	2023	2022	%
Display Advertising Revenue	$99.4	$81.6	+22%	$179.3	$150.2	+19%
Search Advertising Revenue	$79.1	$65.1	+21%	$144.4	$121.8	+19%
Total Revenue	$178.5	$146.7	+22%	$323.6	$272.0	+19%
Contribution Ex-TAC (Revenue Ex-TAC)	$77.0	$60.7	+27%	$142.3	$115.0	+24%
GAAP Net Income	$21.4	$19.5	+10%	$45.2	$35.0	+29%
Non-GAAP Net Income	$42.1	$24.5	+72%	$72.0	$45.2	+59%
Adjusted EBITDA	$41.2	$28.5	+45%	$72.5	$51.1	+42%
Adjusted EBITDA to Contribution Ex-TAC	54%	47%		51%	44%
Net Cash Provided by Operating Activities	$47.4	$25.7	+84%	$65.2	$49.3	+32%
GAAP Diluted EPS	$0.43	$0.41	+5%	$0.91	$0.74	+23%
Non-GAAP Diluted EPS	$0.84	$0.51	+65%	$1.45	$0.95	+53%

1 Contribution Ex-TAC, Non-GAAP Net Income, Adjusted EBITDA and Non-GAAP diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

Outlook for 20232

“We are encouraged by the strong results we achieved in the first half of 2023”, commented Tal Jacobson, Perion’s CEO. “Consequently, we are raising our annual revenue and adjusted EBITDA guidance to reflect increased profitability and margin expansion”.

In millions	2022	Prior 2023 Guidance	Current 2023 Guidance	YoY Growth %[1]
Revenue	$640.3	$725-$745	$730-$750	16%
Adjusted EBITDA	$132.4	$155+	$167+	26%
Adjusted EBITDA to Revenue	21%	21%[1]	23%[1]
Adjusted EBITDA to Contribution Ex-TAC	49%	50%[1]	54%[1]

1 Calculated at revenue guidance midpoint. Adjusted EBITDA year-over-year growth calculated based on $167 million.

2 We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

Financial Comparison for the Second Quarter of 2023

Revenue: Revenue increased by 22% to $178.5 million in the second quarter of 2023 from $146.7 million in the second quarter of 2022. Display Advertising revenue increased 22% year-over-year, accounting for 56% of total revenue, primarily due to a 14% year-over-year increase in video revenue to $40.9 million and 104% year-over-year increase in CTV revenue to $7.2 million. Search Advertising revenue increased by 21% year-over-year, accounting for 44% of revenue, primarily due to a 68% increase in Average Daily Searches and a 28% increase in the number of publishers. RPM gradually increased in the second quarter compared to the first quarter of 2023.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $101.5 million, or 57% of revenue, in the second quarter of 2023, compared with $86.0 million, or 59% of revenue, in the second quarter of 2022. The margin expansion was primarily due to improved product mix in addition to media buying optimization, enabled by leveraging data and buying power.

GAAP Net Income: GAAP net income increased by 10% to $21.4 million in the second quarter of 2023 from $19.5 million in the second quarter of 2022. GAAP net income in the second quarter of 2023 includes a $14.6 million fair-value adjustment of the contingent consideration payable in respect to the Vidazoo acquisition due to overachievement and an amendment to the share purchase agreement entered into effect this quarter as a result of their outstanding performance.

Non-GAAP Net Income: Non-GAAP net income was $42.1 million, or 24% of revenue, in the second quarter of 2023, compared with $24.5 million, or 17% of revenue, in the second quarter of 2022. A reconciliation of GAAP to Non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $41.2 million, or 23% of revenue (and 54% of Contribution Ex-TAC) in the second quarter of 2023, compared with $28.5 million, or 19% of revenue (and 47% of Contribution Ex-TAC) in the second quarter of 2022. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the second quarter of 2023 was $47.4 million, compared with $25.7 million in the second quarter of 2022.

Net cash: As of June 30, 2023, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $483.3 million, compared with $429.6 million as of December 31, 2022.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

●	Registration link:

https://incommconferencing.zoom.us/webinar/register/WN_xMvsgXNoSAyrwYE3yNKUcA#/registration

●	Toll Free: 1-877-407-0779

●	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search advertising, social media, display, video and CTV advertising. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution Ex-TAC, Adjusted EBITDA, Non-GAAP net income and Non-GAAP earning per share.

Contribution Ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution Ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration.

Non-GAAP net income and Non-GAAP earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, retention and other acquisition-related expenses, revaluation of acquisition-related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should”, “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, data breaches, cyber-attacks and other similar incidents, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com
Source: Perion Network Ltd

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Display Advertising	$99,379	$81,551	$179,257	$150,154
Search Advertising	79,091	65,105	144,363	121,817
Total Revenue	178,470	146,656	323,620	271,971

Costs and Expenses
Cost of revenue	9,589	6,861	17,148	13,474
Traffic acquisition costs and media buy	101,482	85,956	181,357	156,930
Research and development	8,236	8,336	16,589	17,369
Selling and marketing	13,857	13,955	28,812	27,293
General and administrative	7,413	6,468	13,956	12,134
Changes in fair value of contingent consideration	14,602	-	14,602	-
Depreciation and amortization	3,405	3,208	6,766	6,393
Total Costs and Expenses	158,584	124,784	279,230	233,593

Income from Operations	19,886	21,872	44,390	38,378
Financial income, net	5,158	903	8,586	1,507
Income before Taxes on income	25,044	22,775	52,976	39,885
Taxes on income	3,638	3,275	7,785	4,919
Net Income	$21,406	$19,500	$45,191	$34,966

Net Earnings per Share
Basic	$0.46	$0.44	$0.97	$0.79
Diluted	$0.43	$0.41	$0.91	$0.74

Weighted average number of shares
Basic	46,961,028	44,439,023	46,673,439	44,238,414
Diluted	49,637,258	47,292,249	49,551,061	47,210,769

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$185,928	$176,226
Restricted cash	1,315	1,295
Short-term bank deposits	225,300	253,400
Accounts receivable, net	140,734	160,488
Prepaid expenses and other current assets	18,947	12,049
Marketable Securities	72,090	-
Total Current Assets	644,314	603,458

Long-Term Assets
Property and equipment, net	3,181	3,611
Operating lease right-of-use assets	8,318	10,130
Goodwill and intangible assets, net	241,235	247,191
Deferred taxes	6,414	5,779
Other assets	52	49
Total Long-Term Assets	259,200	266,760
Total Assets	$903,514	$870,218

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$145,639	$155,854
Accrued expenses and other liabilities	29,861	37,869
Short-term operating lease liability	3,920	3,900
Deferred revenue	1,978	2,377
Short-term payment obligation related to acquisitions	69,333	34,608
Total Current Liabilities	250,731	234,608

Long-Term Liabilities
Payment obligation related to acquisition	-	33,113
Long-term operating lease liability	5,480	7,580
Other long-term liabilities	10,811	11,783
Total Long-Term Liabilities	16,291	52,476
Total Liabilities	267,022	287,084

Shareholders' equity
Ordinary shares	405	398
Additional paid-in capital	522,217	513,534
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(1,105)	(582)
Retained earnings	115,977	70,786
Total Shareholders' Equity	636,492	583,134
Total Liabilities and Shareholders' Equity	$903,514	$870,218

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net Income	$21,406	$19,500	$45,191	$34,966
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,405	3,208	6,766	6,393
Stock-based compensation expenses	3,100	2,701	6,502	5,129
Foreign currency translation	(11)	(128)	(13)	(174)
Accrued interest, net	2,150	(639)	(2,031)	(1,181)
Deferred taxes, net	(554)	(44)	(476)	(248)
Accrued severance pay, net	(1,873)	409	(275)	503
Gain from sale of property and equipment	(5)	(6)	(17)	(6)
Net change in operating assets and liabilities	19,754	720	9,504	3,893
Net cash provided by operating activities	$47,372	$25,721	$65,151	$49,275

Cash flows from investing activities
Purchases of property and equipment, net of sales	(217)	(177)	(351)	(429)
Marketable securities, net	(20,789)	-	(72,195)	-
Short-term deposits, net	26,000	(1,000)	28,100	(33,400)
Cash paid in connection with acquisitions, net of cash acquired	-	(6,170)	-	(9,570)
Net cash provided by (used in) investing activities	$4,994	$(7,347)	$(44,446)	$(43,399)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	125	346	2,188	1,294
Payments of contingent consideration	-	(9,091)	(13,256)	(9,091)
Net cash provided by (used in) financing activities	$125	$(8,745)	$(11,068)	$(7,797)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	8	(147)	85	(177)
Net increase (decrease) in cash and cash equivalents and restricted cash	52,499	9,482	9,722	(2,098)
Cash and cash equivalents and restricted cash at beginning of period	134,744	93,955	177,521	105,535
Cash and cash equivalents and restricted cash at end of period	$187,243	$103,437	$187,243	$103,437

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Total Revenue	$178,470	$146,656	$323,620	$271,971
Traffic acquisition costs and media buy	101,482	85,956	181,357	156,930
Contribution Ex-TAC	$76,988	$60,700	$142,263	$115,041

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Income from Operations	$19,886	$21,872	$44,390	$38,378
Stock-based compensation expenses	3,100	2,701	6,502	5,129
Retention and other acquisition-related expenses	250	679	257	1,230
Changes in fair value of contingent consideration	14,602	-	14,602	-
Amortization of acquired intangible assets	2,992	2,812	5,955	5,601
Depreciation	413	396	811	792
Adjusted EBITDA	$41,243	$28,460	$72,517	$51,130

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Net Income	$21,406	$19,500	$45,191	$34,966
Stock-based compensation expenses	3,100	2,701	6,502	5,129
Amortization of acquired intangible assets	2,992	2,812	5,955	5,601
Retention and other acquisition-related expenses	250	679	257	1,230
Changes in fair value of contingent consideration	14,602	-	14,602	-
Foreign exchange losses (gains) associated with ASC-842	(81)	(548)	(198)	(745)
Revaluation of acquisition-related contingent consideration	147	129	292	261
Taxes on the above items	(289)	(771)	(574)	(1,212)
Non-GAAP Net Income	$42,127	$24,502	$72,027	$45,230

Non-GAAP diluted earnings per share	$0.84	$0.51	$1.45	$0.95

Shares used in computing Non-GAAP diluted earnings per share	49,922,156	47,906,671	49,832,074	47,744,781